

Entity Profile Information

Viewed on March 04, 2025

NFA ID 0187177 CITIBANK N A

Current Status Information

Branch ID	Status	Effective Date
	ALSO SEE NFA ID 0230824	
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	05/07/2013

Status History Information

Status	Effective Date
ALSO SEE NFA ID 0230824	
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	05/07/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/18/2012
SWAP DEALER PENDING	12/18/2012
COMMODITY POOL OPERATOR WITHDRAWN	11/30/1988
NFA MEMBER WITHDRAWN	11/30/1988
COMMODITY POOL OPERATOR REGISTERED	09/12/1986
NFA MEMBER APPROVED	09/12/1986
NFA MEMBER PENDING	08/15/1986
COMMODITY POOL OPERATOR PENDING	01/08/1986

Outstanding Requirements

Annual Due Date: 6/1/2025

FIRM DISCIPLINARY INFORMATION IN REVIEW



Business Information

Name	CITIBANK N A
Form of Organization	US FEDERALLY CHARTERED BANK
Federal EIN	135266470

Business Address

Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES
Phone Number	212-816-6000
Fax Number	716-803-8983
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided



Other Names

CITIBANK, N A -NAME CHANGE

DBA   NOT IN USE

COMMINGLED ASSETSHIFT

DBA   NOT IN USE

COMMINGLED BONDSHIFT

DBA   NOT IN USE

COMMINGLED ENHANCED CASH

DBA   NOT IN USE

COMMINGLED ENHANCED INDEX 500

DBA   NOT IN USE

COMMINGLED EQUITY SWEEP

DBA   NOT IN USE

COMMINGLED FIXED INCOME SWEEP

DBA   NOT IN USE

COMMINGLED STOCKSHIFT

DBA   NOT IN USE

COMMNINGLED INDEX 500

DBA   NOT IN USE

FIDUCIARY FUTURES MANAGEMENT DEPT OF

DBA   NOT IN USE

SHORT TERM INVESTMENT FUND

DBA   NOT IN USE



Location of Business Records

Street Address 1	388 GREENWICH STREET
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES



Principal Information

Individual Information

NFA ID	0566738
Name	BARUA, PALLAVI
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-14-2024

NFA ID	0454870
Name	CALLAN, ROSS JAMES
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	06-04-2019

NFA ID	0569591
Name	COLE, TITILOPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	PENDING
Effective Date	02-27-2025

NFA ID	0273113
Name	COSTELLO, ELLEN MARIE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-26-2024

NFA ID	0535623
Name	DAILEY, GRACE ELAINE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-07-2021

NFA ID	0566925
Name	DEANGELIS, MARK LOUIS
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-23-2024

NFA ID	0469342
Name	DESOER, BARBARA JEAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-05-2013

NFA ID	0535627
Name	FRASER, JANE NIND
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-11-2021

NFA ID	0548064
Name	FROIO, ANTHONY
TItle(s)	NO LISTED TITLE
10% or More Interest	No
Status	APPROVED
Effective Date	05-16-2022

NFA ID	0538012
Name	GARG, SUNIL
TItle(s)	DIRECTOR
	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	05-17-2021

NFA ID	0301812
Name	HENNES, DUNCAN P
TItle(s)	DIRECTOR
10% or More Interest	No

Status	APPROVED
Effective Date	01-28-2014

NFA ID	0508916
Name	IRELAND, SUSAN LESLIE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-09-2017

NFA ID	0515303
Name	KANE, NICOLA
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-23-2024

NFA ID	0551814
Name	KOZIARA SWIATKOWSKI, EUGENIA
TItle(s)	NO LISTED TITLE
10% or More Interest	No
Status	APPROVED
Effective Date	10-31-2022

NFA ID	0566445
Name	LOFTHOUSE, JONATHAN RICHARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-28-2024

NFA ID	0522954
Name	MORTON, ANDREW JOHN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-27-2019

NFA ID	0496707
Name	PINNIGER, ROBERT KEITH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION

10% or More Interest	No
Status	APPROVED
Effective Date	06-02-2016

NFA ID	0566652
Name	RAYSON, PAUL ANDREW
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-17-2024

NFA ID	0551966
Name	SHARMA, VANDANA
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-19-2022

NFA ID	0461775
Name	TAYLOR, DIANA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-21-2020

NFA ID	0465452
Name	TURLEY, JAMES STANTON
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-23-2013

Holding Company Information

NFA ID	0455446
Full Name	CITICORP LLC
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-26-2012

NFA ID	0388448
Full Name	CITIGROUP INC
10% or More Interest	Yes
Status	APPROVED
Effective Date	02-27-2014



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Branch Office

NFA ID | 0187177 | 🔍   **CITIBANK N A**

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Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
No Information Available	



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

Viewed on March 04, 2025

NFA ID 0187177 CITIBANK N A

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes



Registration Contact Information

First Name	ASMA
Last Name	MARINACCIO
Street Address 1	540 CROSSPOINT PARKWAY
City	GETZVILLE
State (United States only)	NEW YORK
Zip/Postal Code	14068
Country	UNITED STATES
Phone	716-730-6097
Email	ASMA.MARINACCIO@CITI.COM



Enforcement/Compliance Communication Contact Information

First Name	MARK
Last Name	DEANGELIS
Title	MANAGING DIRECTOR
Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES
Phone	212-723-2321
Email	MARK.DEANGELIS@CITI.COM



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY
THE SECURITIES AND EXCHANGE COMMISSION



Membership Contact Information

Membership Contact

First Name	ASMA
Last Name	MARINACCIO
Street Address 1	540 CROSSPOINT PARKWAY
City	GETZVILLE
State (United States only)	NEW YORK
Zip/Postal Code	14068
Country	UNITED STATES
Phone	716-730-6097
Email	ASMA.MARINACCIO@CITI.COM

Accounting Contact

First Name	BRIAN
Last Name	CONNORS
Title	VICE PRESIDENT
Street Address 1	540 CROSSPOINT PARKWAY
City	GETZVILLE
State (United States only)	NEW YORK
Zip/Postal Code	14068
Country	UNITED STATES
Phone	716-730-8052
Email	BRIAN.CONNORS@CITI.COM

Arbitration Contact
First Name	MARY
Last Name	REISERT
Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES
Phone	212-816-0092
Email	MARY.REISERT@CITI.COM

Compliance Contact
First Name	MARK
Last Name	DEANGELIS
Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES
Phone	212-723-2321
Email	MARK.DEANGELIS@CITI.COM

Chief Compliance Officer Contact
First Name	MARK
Last Name	DEANGELIS
Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES
Phone	212-723-2321
Email	MARK.DEANGELIS@CITI.COM



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NFA ID 0187177   Enter   CITIBANK N A

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